Sanitec

[GRAPHIC OMITTED]

                     Interim Financial Report
                     January - September 2004

TABLE OF CONTENTS


Table of Contents..............................................................2

Highlights.....................................................................3

Basis of Financial Presentation................................................4

Tables.........................................................................5

   Consolidated Statements of Operations.......................................5

   Consolidated Balance Sheets.................................................6

   Consolidated Statements of Cash Flows, year-to-date.........................8

   Consolidated Statements of Cash Flows, by Quarter..........................10

   Consolidated Statements of Operations, by Quarter..........................12

   Segments, by Quarter.......................................................13

Operating and Financial Review................................................14

Quantitative and Qualitative Disclosures about Market Risk....................25






                                                                         Sanitec
26 November 2004
Page 2 of 26

HIGHLIGHTS


THIRD QUARTER 2004
o Net sales for the third quarter 2004 were EUR 209.9 million finishing generally at the same level as the prior year when eliminating the EUR 16.2 million share of our Vacuum Sewage Systems business segment, which was divested early in the second quarter of 2004.
o Pressured by higher energy costs and restructuring and integration consulting costs, EBITDA was EUR 30.9 million or 14.7% of net sales for the third quarter finishing EUR 1.3 million or 4.0% lower than at the same time last year when eliminating the net EUR 1.4 million share of the divested Vacuum Sewage Systems business. Excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting relating charges of EUR
    4.3 million, EBITDA margin, on a comparable basis, of 16.8% of net sales was at the level of last year's 16.9%.
o Operating profit for the third quarter decreased to EUR 11.1 million or 5.3% of net sales compared to EUR 12.2 million or 5.4% last year. EUR 0.4 million of the decrease is attributable to the disposal of our Vacuum Sewage Systems business segment. This quarter's results are strongly burdened by integration consulting and restructuring items of EUR 4.3 million as well as higher costs of manufacturing due to energy cost increases.
o Total capital expenditure in the third quarter was EUR 5.6 million or 2.7% of net sales. This represents a decrease of EUR 4.8 million or 46.2% compared to last year.

YEAR TO DATE SEPTEMBER 2004
o   September year to date net sales were EUR 692.7 million. Net sales were EUR
    14.6 million or 2.2% above the first nine months of 2003 when eliminating the net EUR 35.7 million share of our Vacuum Sewage Systems business segment divested in the second quarter of 2004.
o Despite pressure from increased energy prices, EBITDA for the first nine months of 2004 was EUR 108.3 million or 15.6% of net sales compared to EUR
    106.3 million or 14.9% in the first nine months of 2003. Excluding the net EUR 3.8 million effect of our divested Vacuum Sewage Systems business segment, EBITDA was EUR 107.3 million i.e. 15.9% of net sales. Excluding Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 13.3 million, EBITDA increased to EUR 120.6 million or 17.8% of net sales compared to EUR 110,3 million or 16.7% in the first nine months of 2003.
o Operating profit for the first nine months of the year increased to EUR 46.7 million or 6.7% of net sales compared to EUR 40.9 million or 5.7% in the prior year. The divested Vacuum Sewage Systems business segment reduced the improvement by EUR 2.0 million.
o Total capital expenditure was EUR 16.2 million or 2.3% of net sales for the first nine months of 2004, which is a decrease of EUR 6.6 million compared to last year.
o The net indebtedness was reduced to EUR 593.5 million excluding the shareholder and PIK loans, which is EUR 94.0 million or 13.7% lower than on September 30, 2003 and EUR 20.0 million lower than in the second quarter of 2004.



                                                                         Sanitec
26 November 2004
Page 3 of 26

BASIS OF FINANCIAL PRESENTATION

Sanitec International S.A. is a limited liability company established and registered with the Commercial Register in Luxembourg. Sanitec International S.A. issued the EUR 260 million High Yield Senior Notes in May 2002. The ultimate parent company of Sanitec International S.A. is Pool Acquisition S.A., a limited liability company established and registered with the Commercial Register in Luxembourg.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Finland ("Finnish GAAP"). Certain information and footnote disclosures normally included in financial statements presented in accordance with such generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of interim financial information have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Accounting principles and valuation methods applied under Finnish GAAP when preparing the interim financial statements as of September 30, 2004 are materially the same as those applied for the year ended December 31, 2003. The preparation of financial statements in conformity with Finnish GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements, including the quarterly information disclosed, include the financial statements of the parent company and its wholly and over 50% owned subsidiaries at the end of the financial period concerned. The acquisition of Sanitec Oyj by Sanitec Oy, formerly Pool Acquisition Helsinki Oy, the previous parent company of the Group, was accounted for as a purchase business combination and the related goodwill is amortized according to plan over a period of 20 years.

The operations of the Vacuum Sewage Systems segment (Evac) were sold to Zodiac S.A., the publicly listed parent company of a French industrial group, in a transaction closed on April 14, 2004. The enterprise value of the sale was EUR 60 million. Out of the net proceeds of the sale of EUR 59.5 million, loans under senior credit facility amounting to EUR 48.3 million on March 31, 2004 were prepaid on April 21, 2004. In connection with the closing of the sale transaction, EUR 3.5 million was deposited in an Escrow account, which subsequently will also be used for prepayment of the senior credit facility when released. Evac has been consolidated to the Group until April 14, 2004.

In August 2004, Sanitec announced its plan for a new divisional structure, where the previous two business segments, Bathroom Ceramics and Bath and Shower Products, will be divided into two divisions, Ceramics, Acrylics & Enclosures and Wellness. The preparations for the implementation of the new divisional structure were started immediately and are expected to be completed in early 2005, after which the new divisional structure will be fully operational. The segment information presented in this interim report includes the previous three business segments, Bathroom Ceramics, Bath and Shower Products and Vacuum Sewage Systems (until April 14, 2004). Following the implementation of the new divisional structure, the Group intends to present the segment information in accordance with the new divisional structure from the first interim closing of 2005 onwards.



                                                                         Sanitec
26 November 2004
Page 4 of 26

TABLES


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                            SANITEC INTERNATIONAL S.A.
                                                           -----------------------------------------------------------------------
                                                             (unaudited)        (unaudited)        (unaudited)
                                                             Period from        Period from        Period from        Period from
                                                             January 1 -        January 1 -        January 1 -        January 1 -
                                                               March 31,           June 30,      September 30,       December 31,
(Amounts in millions of euro)                                    2003               2003               2003               2003
----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                         241.9              487.1              713.8              951.1
Other operating income                                              1.6                2.8                4.1                7.9
Operating expenses:
   Cost of products sold - materials and consumables              (73.7)            (150.9)            (225.6)            (299.1)
   Personnel                                                      (75.6)            (150.4)            (216.3)            (283.7)
   Outside services                                               (22.0)             (42.6)             (62.4)             (88.0)
   Depreciation and writedowns                                    (11.4)             (22.2)             (32.9)             (48.9)
   Amortization of goodwill                                       (11.0)             (21.8)             (32.5)             (43.3)
   Other operating expenses                                       (34.7)             (73.3)            (107.3)            (146.6)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   15.1               28.7               40.9               49.4
Other income (expenses):
Equity in income (loss) of associated companies                     0.5                2.0                3.7                1.9
Other income and expenses, net                                    (24.3)             (46.1)             (69.6)             (92.8)
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS           (8.7)             (15.4)             (25.0)             (41.5)
Income taxes                                                       (5.7)             (12.4)             (18.7)             (24.6)
Minority interests                                                 (0.2)              (0.4)              (0.6)              (0.5)
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS                          (14.6)             (28.2)             (44.3)             (66.6)
Extraordinary items                                                  --                 --                 --              (18.8)
NET INCOME (LOSS)                                                 (14.6)             (28.2)             (44.3)             (85.4)
==================================================================================================================================
EBITDA                                                             37.5               72.7              106.3              141.6





                                                                        SANITEC INTERNATIONAL S.A.
                                                           ----------------------------------------------------
                                                            (unaudited)        (unaudited)         (unaudited)
                                                            Period from        Period from         Period from
                                                            January 1 -        January 1 -         January 1 -
                                                              March 31,           June 30,       September 30,
(Amounts in millions of euro)                                   2004               2004                2004
---------------------------------------------------------------------------------------------------------------
NET SALES                                                         252.9              482.8               692.7
Other operating income                                              1.6                3.1                 3.9
Operating expenses:
   Cost of products sold - materials and consumables             (81.4)            (149.2)             (219.3)
   Personnel                                                     (71.3)            (141.0)             (198.6)
   Outside services                                              (21.6)             (43.0)              (62.3)
   Depreciation and writedowns                                   (10.4)             (21.2)              (31.0)
   Amortization of goodwill                                      (10.3)             (20.6)              (30.6)
   Other operating expenses                                      (35.6)             (75.3)             (108.1)
---------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   23.9               35.6                46.7
Other income (expenses):
Equity in income (loss) of associated companies                     0.7                1.0                 2.4
Other income and expenses, net                                   (22.5)             (45.3)              (68.3)
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS            2.1              (8.7)              (19.2)
Income taxes                                                      (9.6)             (17.0)              (22.4)
Minority interests                                                (0.2)              (0.4)               (0.8)
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS                          (7.7)             (26.1)              (42.4)
Extraordinary items                                                 --                 --                  --
NET INCOME (LOSS)                                                 (7.7)             (26.1)              (42.4)
================================================================================================================
EBITDA                                                             44.6               77.4               108.3







                                                                         Sanitec
26 November 2004
Page 5 of 26

CONSOLIDATED BALANCE SHEETS


                                                                                       SANITEC INTERNATIONAL S.A.
                                                             -----------------------------------------------------------------------
                                                              (unaudited)        (unaudited)        (unaudited)
                                                             At March 31,        At June 30,    At September 30,    At December 31,
(Amounts in millions of euro)                                       2003               2003                2003               2003
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed assets and other long-term investments
Intangible assets, net:
       Goodwill                                                     707.7              696.6              685.5              655.5
       Other intangible assets                                       43.5               43.2               41.4               40.4
------------------------------------------------------------------------------------------------------------------------------------
                                                                    751.2              739.8              726.9              695.9
Property, plant and equipment, net:
       Land                                                          72.4               71.1               71.1               68.4
       Buildings                                                    106.8              104.2              101.7               98.9
       Machinery and equipment                                       94.4               94.3               87.4               90.3
       Other tangible assets                                          5.9                5.8                5.6                7.5
       Advances paid and construction in progress                    12.4               11.9               21.8               10.0
------------------------------------------------------------------------------------------------------------------------------------
                                                                    291.9              287.3              287.6              275.1
Long-term investments and receivables:
       Investment securities                                          0.5                0.4                0.4                0.3
       Other receivables                                              9.2                9.6                9.9               10.3
------------------------------------------------------------------------------------------------------------------------------------
                                                                      9.7               10.0               10.3               10.6

Investments in associated companies                                  33.0               33.0               34.1               23.6
------------------------------------------------------------------------------------------------------------------------------------
Total fixed assets and other long-term investments                1,085.8            1,070.1            1,058.9            1,005.2

Current assets
Inventories:
       Finished goods                                                80.7               83.3               79.3               82.0
       Work in progress                                              23.1               23.1               22.1               20.5
       Raw material                                                  58.0               57.8               55.9               58.5
------------------------------------------------------------------------------------------------------------------------------------
                                                                    161.8              164.2              157.3              161.0

Trade accounts receivable                                           179.5              187.6              178.8              145.8
Loans receivable                                                      5.5                5.1                5.3                5.9
Prepaid expenses and accrued income                                  20.0               21.7               18.6               19.9
Other current assets                                                 23.1               12.1               14.4               19.4
Cash and cash equivalents                                            14.1               15.3               31.3               50.8
------------------------------------------------------------------------------------------------------------------------------------
                                                                    242.2              241.8              248.4              241.8

Total current assets                                                404.0              406.0              405.7              402.8

TOTAL ASSETS                                                      1,489.8            1,476.1            1,464.6            1,408.0
====================================================================================================================================




                                                                      SANITEC INTERNATIONAL S.A.
                                                        -----------------------------------------------------
                                                          (unaudited)        (unaudited)         (unaudited)
                                                         At March 31,        At June 30,    At September 30,
(Amounts in millions of euro)                                   2004               2004                2004
-------------------------------------------------------------------------------------------------------------
ASSETS
Fixed assets and other long-term investments
Intangible assets, net:
       Goodwill                                                 647.7              608.0               597.0
       Other intangible assets                                   39.6               38.5                38.6
-------------------------------------------------------------------------------------------------------------
                                                                687.3              646.5               635.6
Property, plant and equipment, net:
       Land                                                      68.7               68.5                68.5
       Buildings                                                 97.7               95.3                93.7
       Machinery and equipment                                   86.9               81.9                78.4
       Other tangible assets                                      7.2                7.0                 6.8
       Advances paid and construction in progress                11.4               11.8                12.2
-------------------------------------------------------------------------------------------------------------
                                                                271.9              264.5               259.6
Long-term investments and receivables:
       Investment securities                                      0.2                0.1                 0.1
       Other receivables                                          7.1                7.2                 7.1
-------------------------------------------------------------------------------------------------------------
                                                                  7.3                7.3                 7.2

Investments in associated companies                              24.9               25.7                24.7
-------------------------------------------------------------------------------------------------------------

Total fixed assets and other long-term investments              991.4              944.0               927.1

Current assets
Inventories:
       Finished goods                                            75.9               74.2                66.0
       Work in progress                                          22.4               22.9                22.1
       Raw material                                              59.2               55.1                52.2
-------------------------------------------------------------------------------------------------------------
                                                                157.5              152.2               140.3

Trade accounts receivable                                       182.5              164.7               139.2
Loans receivable                                                  5.8                9.7                 9.6
Prepaid expenses and accrued income                              25.7               29.4                29.0
Other current assets                                             16.3               17.8                24.8
Cash and cash equivalents                                        33.9               25.5                44.3
-------------------------------------------------------------------------------------------------------------
                                                                264.2              247.1               246.9

Total current assets                                            421.7              399.3               387.2

TOTAL ASSETS                                                  1,413.1            1,343.3             1,314.3
=============================================================================================================





                                                                         Sanitec
26 November 2004
Page 6 of 26

CONSOLIDATED BALANCE SHEETS

                                                                                SANITEC INTERNATIONAL S.A.
                                                         ---------------------------------------------------------------------------
                                                           (unaudited)         (unaudited)          (unaudited)
                                                          At March 31,         At June 30,     At September 30,     At December 31,
(Amounts in millions of euro)                                    2003                2003                 2003                2003
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES
Shareholders' equity:
   Share capital                                                 10.0                10.0                 10.0                10.0
   Share premium funds                                          140.1               140.1                140.1               140.1
   Other reserves                                              (15.1)              (15.7)               (16.5)              (18.8)
   Retained earnings (deficit)                                (102.6)             (104.6)              (104.2)             (111.5)
   Net income (loss) for the period                            (14.6)              (28.2)               (44.3)              (85.4)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       17.8                 1.6               (14.9)              (65.6)

Minority interests                                                3.3                 3.5                  3.1                 3.0

Provisions                                                       92.3                95.9                 94.4                89.0

Non-current liabilities:
   Long term debt, excluding current installments               719.5               700.0                700.0               680.4
   Shareholder loans and subordinated loans                     405.0               410.0                410.0               439.3
   Deferred tax liabilities                                       9.8                10.2                 10.6                 9.6
------------------------------------------------------------------------------------------------------------------------------------
                                                              1,134.3             1,120.2              1,120.6             1,129.3
Current liabilities:
   Current debt                                                   3.3                 6.4                  2.9                 3.3
   Current installments of long-term debt                        25.8                31.6                 31.1                36.6
   Trade accounts payable                                        86.9                89.7                 75.8                97.8
   Accrued expenses and deferred income                          98.0                96.7                113.9                97.0
   Other current liabilities                                     28.1                30.5                 37.7                17.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                242.1               254.9                261.4               252.3

Total liabilities                                             1,376.4             1,375.1              1,382.0             1,381.6

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                    1,489.8             1,476.1              1,464.6             1,408.0
====================================================================================================================================




                                                                     SANITEC INTERNATIONAL S.A.
                                                   ------------------------------------------------------
                                                     (unaudited)         (unaudited)         (unaudited)
                                                    At March 31,         At June 30,    At September 30,
(Amounts in millions of euro)                              2004                2004                2004
---------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES
Shareholders' equity:
   Share capital                                            10.0                10.0               10.0
   Share premium funds                                     140.1               140.1              140.1
   Other reserves                                         (14.7)              (14.8)             (14.2)
   Retained earnings (deficit)                           (198.7)             (197.1)            (198.0)
   Net income (loss) for the period                        (7.7)              (26.1)             (42.4)
---------------------------------------------------------------------------------------------------------
Total shareholders' equity                                (71.0)              (87.9)            (104.5)

Minority interests                                           3.2                 2.8                3.1

Provisions                                                  84.3                85.3               81.4

Non-current liabilities:
   Long term debt, excluding current installments          632.8               608.7              608.7
   Shareholder loans and subordinated loans                439.3               445.0              445.0
   Deferred tax liabilities                                 10.3                13.1               13.6
---------------------------------------------------------------------------------------------------------
                                                         1,082.4             1,066.8            1,067.3
Current liabilities:
   Current debt                                              4.6                 2.7                2.4
   Current installments of long-term debt                   87.5                43.5               42.5
   Trade accounts payable                                   90.2                96.2               76.4
   Accrued expenses and deferred income                    111.1               114.1              129.9
   Other current liabilities                                20.8                19.8               15.8
---------------------------------------------------------------------------------------------------------
                                                           314.2               276.3              267.0

Total liabilities                                        1,396.6             1,343.1            1,334.3

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES               1,413.1             1,343.3            1,314.3
=========================================================================================================




                                                                         Sanitec
26 November 2004
Page 7 of 26

CONSOLIDATED STATEMENTS OF CASH FLOWS, YEAR-TO-DATE


                                                                                  SANITEC INTERNATIONAL S.A.
                                                       -----------------------------------------------------------------------
                                                         (unaudited)       (unaudited)        (unaudited)
                                                         Period from       Period from        Period from        Period from
                                                          January 1-       January 1-          January 1-         January 1-
                                                           March 31,          June 30,      September 30,       December 31,
(Amounts in millions of euro)                                  2003              2003               2003               2003
------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                               15.1              28.7               40.9               49.4
Intangibles, property, plant and equipment, net:
    Depreciation, amortization and writedown                   22.4              44.0               65.4               92.2
    Selling profit / (loss) of fixed assets                      --                --               (0.1)              (1.0)
------------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                       37.5              72.7              106.2              140.6

Changes in working capital:
    Current assets, non-interest bearing,
     (increase) /decrease                                     (36.1)            (34.1)             (25.3)              (1.3)
    Inventories, (increase) / decrease                         (8.3)            (11.2)              (3.9)              (9.1)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                       (0.3)              4.5               (7.8)               9.6
------------------------------------------------------------------------------------------------------------------------------
                                                              (44.7)            (40.8)             (37.0)              (0.8)
Cash flow from operating activities before
financial items and taxes                                      (7.2)             31.9               69.2              139.8

Interest expenses paid                                         (8.2)            (25.5)             (30.3)             (58.9)
Received dividends from operating activities                     --                --                 --                 --
Interest income received                                        0.9               1.5                2.2                2.8
Other financial income received and paid                        2.6               1.0                2.6                0.5
Income taxes paid                                              (5.0)             (9.4)             (13.9)             (18.0)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                       (16.9)             (0.5)              29.8               66.2
==============================================================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible assets            (5.2)            (12.4)             (22.8)             (32.0)
Proceeds from sale of tangible and intangible assets            0.3               4.1                4.3                8.2
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                        (4.9)             (8.3)             (18.5)             (23.8)
==============================================================================================================================



                                                                         SANITEC INTERNATIONAL S.A.
                                                         ----------------------------------------------------
                                                           (unaudited)        (unaudited)        (unaudited)
                                                           Period from        Period from        Period from
                                                            January 1-         January 1-         January 1-
                                                             March 31,           June 30,      September 30,
(Amounts in millions of euro)                                    2004               2004               2004
-------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                                23.9               35.6              46.7
Intangibles, property, plant and equipment, net:
    Depreciation, amortization and writedown                    20.7               41.8              61.6
    Selling profit / (loss) of fixed assets                     (0.1)              (0.2)             (0.3)
-------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                        44.5               77.2             108.0

Changes in working capital:
    Current assets, non-interest bearing,
     (increase) /decrease                                      (38.9)             (42.4)            (23.1)
    Inventories, (increase) / decrease                           4.5               (2.0)             10.0
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                       (18.3)              (0.9)            (30.9)
-------------------------------------------------------------------------------------------------------------
                                                               (52.7)             (45.3)            (44.0)
Cash flow from operating activities before
financial items and taxes                                       (8.2)              31.9              64.0

Interest expenses paid                                          (6.0)             (23.4)            (28.5)
Received dividends from operating activities                     --                  --               1.9
Interest income received                                         0.8                1.7               2.8
Other financial income received and paid                        (1.0)              (4.8)             (5.9)
Income taxes paid                                               (3.5)             (10.4)            (14.9)
-------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                        (17.9)              (5.0)             19.4
=============================================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible assets             (4.5)             (10.6)            (16.2)
Proceeds from sale of tangible and intangible assets             1.6               54.4 (1)          54.1 (1)
-------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                         (2.9)              43.8              37.9
=============================================================================================================




                                                                         Sanitec
26 November 2004
Page 8 of 26

(Continues from previous page, amounts in millions of euro)

                                                                               SANITEC INTERNATIONAL S.A.
                                                        --------------------------------------------------------------------
                                                         (unaudited)       (unaudited)        (unaudited)
                                                         Period from       Period from        Period from        Period from
                                                          January 1-       January 1-          January 1-         January 1-
                                                           March 31,          June 30,      September 30,       December 31,
                                                                2003              2003               2003               2003
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                       0.3                0.2              (0.4)              (0.9)
Current loans increase / (decrease)                          (1.7)               1.6              (2.0)              (1.4)
New long term loans                                           3.2                3.2               3.2                3.2
Amortization of long term loans                                --              (13.7)            (13.7)             (27.2)
Dividends paid                                                 --                 --              (0.6)              (0.6)
Other changes, including exchange rate changes                1.7                0.8               2.1                2.2
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                       3.5               (7.9)            (11.4)             (24.7)
============================================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                       (18.3)             (16.7)             (0.1)              17.7
============================================================================================================================
Cash and cash equivalents at the beginning of period         32.4               32.0              31.4               33.1
Cash and cash equivalents at the end of period               14.1               15.3              31.3               50.8
----------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash equivalents:
Cash and cash equivalents as previously reported             34.6               34.6              34.6               34.6
Foreign exchange adjustment                                  (2.2)              (2.6)             (3.2)              (1.5)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of period         32.4               32.0              31.4               33.1
Change in cash and cash equivalents                         (18.3)             (16.7)             (0.1)              17.7
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period               14.1               15.3              31.3               50.8
============================================================================================================================





                                                                         SANITEC INTERNATIONAL S.A.
                                                          ---------------------------------------------------
                                                           (unaudited)        (unaudited)        (unaudited)
                                                           Period from        Period from        Period from
                                                            January 1-         January 1-         January 1-
                                                             March 31,           June 30,      September 30,
                                                                  2004               2004               2004
-------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                           3.5              3.6                3.7
Current loans increase / (decrease)                               1.3              0.6                0.3
New long term loans                                                --               --                 --
Amortization of long term loans                                    --            (67.6)             (67.6)
Dividends paid                                                     --             (0.6)              (0.6)
Other changes, including exchange rate changes                   (1.6)            (0.7)                --
-------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                           3.2            (64.7)             (64.2)
=============================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C), INCREASE /
(DECREASE)                                                      (17.6)           (25.9)              (6.9)
=============================================================================================================
Cash and cash equivalents at the beginning of period             51.5             51.4               51.2
Cash and cash equivalents at the end of period                   33.9             25.5               44.3
-------------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash equivalents:
Cash and cash equivalents as previously reported                 50.8             50.8               50.8
Foreign exchange adjustment                                       0.7              0.6                0.4
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of period             51.5             51.4               51.2
Change in cash and cash equivalents                             (17.6)           (25.9)              (6.9)
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period                   33.9             25.5               44.3
=============================================================================================================


(1)   Including EUR 52.8 million net cash proceeds from the sale of Evac during period ended June 30, 2004 and EUR 51.9 million during period ended September 30, 2004.



                                                                         Sanitec
26 November 2004
Page 9 of 26

CONSOLIDATED STATEMENTS OF CASH FLOWS, BY QUARTER


                                                                             SANITEC INTERNATIONAL S.A.
                                                      --------------------------------------------------------------------
                                                      (unaudited)        (unaudited)        (unaudited)        (unaudited)
                                                      Period from        Period from        Period from        Period from
                                                       January 1-           April 1-            July 1-         October 1-
                                                        March 31,           June 30,      September 30,       December 31,
(Amounts in millions of euro)                             2003               2003               2003               2003
--------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                           15.1               13.6               12.2                8.5
Intangibles, property, plant and equipment, net:
    Depreciation, amortization and writedown               22.4               21.6               21.4               26.8
    Selling profit / (loss) of fixed assets                  --                 --               (0.1)              (0.9)
--------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                   37.5               35.2               33.5               34.4

Changes in working capital:
    Current assets, non-interest bearing,
     (increase) /decrease                                 (36.1)               2.0                8.8               24.0
    Inventories, (increase) / decrease                     (8.3)              (2.9)               7.3               (5.2)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                   (0.3)               4.8              (12.3)              17.4
--------------------------------------------------------------------------------------------------------------------------
                                                          (44.7)               3.9                3.8               36.2
Cash flow from operating activities before
financial items and taxes                                  (7.2)              39.1               37.3               70.6

Interest expenses paid                                     (8.2)             (17.3)              (4.8)             (28.6)
Received dividends from operating activities                 --                 --                 --                 --
Interest income received                                    0.9                0.6                0.7                0.6
Other financial income received and paid                    2.6               (1.6)               1.6               (2.1)
Income taxes paid                                          (5.0)              (4.4)              (4.5)              (4.1)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                   (16.9)              16.4               30.3               36.4
==========================================================================================================================

Cash flow from investing activities:
Investments in other tangible and intangible assets         (5.2)              (7.2)             (10.4)              (9.2)
Proceeds from sale of tangible and intangible assets          0.3                3.8                0.2                3.9
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                     (4.9)              (3.4)             (10.2)              (5.3)
==========================================================================================================================




                                                                       SANITEC INTERNATIONAL S.A.
                                                         -----------------------------------------------------
                                                           (unaudited)        (unaudited)       (unaudited)
                                                           Period from        Period from       Period from
                                                          January 1 -           April 1 -          July 1 -
                                                             March 31,           June 30,     September 30,
(Amounts in millions of euro)                                  2004               2004              2004
--------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                                23.9               11.7              11.1
Intangibles, property, plant and equipment, net:
    Depreciation, amortization and writedown                    20.7               21.1              19.8
    Selling profit / (loss) of fixed assets                     (0.1)              (0.1)             (0.1)
--------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                        44.5               32.7              30.8

Changes in working capital:
    Current assets, non-interest bearing,
     (increase) /decrease                                      (38.9)              (3.5)             19.3
    Inventories, (increase) / decrease                           4.5               (6.5)             12.0
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                       (18.3)              17.4             (30.0)
--------------------------------------------------------------------------------------------------------------
                                                               (52.7)               7.4               1.3
Cash flow from operating activities before
financial items and taxes                                       (8.2)              40.1              32.1
--------------------------------------------------------------------------------------------------------------
Interest expenses paid                                          (6.0)             (17.4)             (5.1)
Received dividends from operating activities                      --                  --              1.9
Interest income received                                         0.8                0.9               1.1
Other financial income received and paid                        (1.0)              (3.8)             (1.1)
Income taxes paid                                               (3.5)              (6.9)             (4.5)
--------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                        (17.9)              12.9              24.4
==============================================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible assets             (4.5)              (6.1)             (5.6)
Proceeds from sale of tangible and intangible assets             1.6               52.8(1)           (0.3)(1)

CASH FLOW FROM INVESTING ACTIVITIES (B)                         (2.9)              46.7              (5.9)
==============================================================================================================






                                                                         Sanitec
26 November 2004
Page 10 of 26

(Continues from previous page, amounts in millions of euro)


                                                                             SANITEC INTERNATIONAL S.A.
                                                      --------------------------------------------------------------------
                                                      (unaudited)        (unaudited)        (unaudited)        (unaudited)
                                                      Period from        Period from        Period from        Period from
                                                       January 1-           April 1-            July 1-         October 1-
                                                        March 31,           June 30,      September 30,       December 31,
                                                             2003               2003               2003               2003
--------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                    0.3               (0.1)              (0.6)              (0.5)
Current loans increase / (decrease)                       (1.7)               3.3               (3.6)               0.6
New long term loans                                        3.2                 --                 --                 --
Amortization of long term loans                             --              (13.7)                --              (13.5)
Dividends paid                                              --                 --               (0.6)                --
Other changes, including exchange rate changes             1.7               (0.9)               1.3                0.1
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                    3.5              (11.4)              (3.5)             (13.3)
==========================================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                    (18.3)               1.6               16.6               17.8
==========================================================================================================================
Cash and cash equivalents at the beginning of period      32.4               13.7               14.7               33.0
Cash and cash equivalents at the end of period            14.1               15.3               31.3               50.8
--------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash equivalents
Cash and cash equivalents as previously reported          34.6               14.1               15.3               31.3
Foreign exchange adjustment                               (2.2)              (0.4)              (0.6)               1.7
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of period      32.4               13.7               14.7               33.0
Change in cash and cash equivalents                      (18.3)               1.6               16.6               17.8
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period            14.1               15.3               31.3               50.8
==========================================================================================================================





                                                                       SANITEC INTERNATIONAL S.A.
                                                         ---------------------------------------------------
                                                           (unaudited)        (unaudited)       (unaudited)
                                                           Period from        Period from       Period from
                                                          January 1 -           April 1 -          July 1 -
                                                             March 31,           June 30,     September 30,
                                                                  2004               2004              2004
------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                         3.5                0.1              0.1
Current loans increase / (decrease)                             1.3               (0.7)            (0.3)
New long term loans                                              --                 --               --
Amortization of long term loans                                  --              (67.6)              --
Dividends paid                                                   --               (0.6)              --
Other changes, including exchange rate changes                (1.6)                0.9              0.7
------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                         3.2              (67.9)             0.5
============================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                                         (17.6)              (8.3)            19.0
============================================================================================================
Cash and cash equivalents at the beginning of period           51.5               33.8             25.3
Cash and cash equivalents at the end of period                 33.9               25.5             44.3
------------------------------------------------------------------------------------------------------------
Reconciliation of cash and cash equivalents
Cash and cash equivalents as previously reported               50.8               33.9             25.5
Foreign exchange adjustment                                     0.7               (0.1)            (0.2)
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of period           51.5               33.8             25.3
Change in cash and cash equivalents                           (17.6)              (8.3)            19.0
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period                 33.9               25.5             44.3
============================================================================================================

(1)   Including EUR 52.8 million net cash proceeds from the sale of Evac during period ended June 30, 2004 and EUR 0.9 million during period ended September 30, 2004.





                                                                         Sanitec
26 November 2004
Page 11 of 26

CONSOLIDATED STATEMENTS OF OPERATIONS, BY QUARTER


                                                                             SANITEC INTERNATIONAL S.A.
                                                      --------------------------------------------------------------------
                                                      (unaudited)        (unaudited)        (unaudited)        (unaudited)
                                                      Period from        Period from        Period from        Period from
                                                       January 1-           April 1-            July 1-         October 1-
                                                        March 31,           June 30,      September 30,       December 31,
(Amounts in millions of euro)                             2003               2003               2003               2003
--------------------------------------------------------------------------------------------------------------------------
NET SALES                                                 241.9              245.2              226.7              237.3
Other operating income                                      1.6                1.2                1.3                3.8
Operating expenses:
    Cost of products sold, materials and consumables      (73.7)             (77.2)             (74.7)             (73.5)
    Personnel                                             (75.6)             (74.8)             (65.9)             (67.4)
    Outside services                                      (22.0)             (20.6)             (19.8)             (25.6)
    Depreciation and writedowns                           (11.4)             (10.8)             (10.7)             (16.0)
    Amortization of goodwill                              (11.0)             (10.8)             (10.7)             (10.8)
    Other operating expenses                              (34.7)             (38.6)             (34.0)             (39.3)
--------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                           15.1               13.6               12.2                8.5
==========================================================================================================================
EBITDA                                                     37.5               35.2               33.6               35.3
==========================================================================================================================





                                                                       SANITEC INTERNATIONAL S.A.
                                                         ----------------------------------------------------
                                                           (unaudited)        (unaudited)       (unaudited)
                                                           Period from        Period from       Period from
                                                          January 1 -           April 1 -          July 1 -
                                                             March 31,           June 30,     September 30,
(Amounts in millions of euro)                                  2004               2004              2004
-------------------------------------------------------------------------------------------------------------
NET SALES                                                     252.9              229.9             209.9
Other operating income                                          1.6                1.5               0.8
Operating expenses:
    Cost of products sold, materials and consumables          (81.4)             (67.8)            (70.1)
    Personnel                                                 (71.3)             (69.7)            (57.6)
    Outside services                                          (21.6)             (21.4)            (19.3)
    Depreciation and writedowns                               (10.4)             (10.8)             (9.8)
    Amortization of goodwill                                  (10.3)             (10.3)            (10.0)
    Other operating expenses                                  (35.6)             (39.7)            (32.8)
-------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                               23.9               11.7              11.1
=============================================================================================================
EBITDA                                                         44.6               32.8              30.9
=============================================================================================================






                                                                         Sanitec
26 November 2004
Page 12 of 26

SEGMENTS, BY QUARTER

                                                                             SANITEC INTERNATIONAL S.A.
                                                      --------------------------------------------------------------------
                                                      (unaudited)        (unaudited)        (unaudited)        (unaudited)
                                                      Period from        Period from        Period from        Period from
                                                       January 1-           April 1-            July 1-         October 1-
                                                        March 31,           June 30,      September 30,       December 31,
(Amounts in millions of euro)                             2003               2003               2003               2003
--------------------------------------------------------------------------------------------------------------------------
Net Sales
    Bathroom Ceramics                                       155.6              155.1              145.9             149.1
    Bath and Shower Products                                 68.4               72.4               64.6              68.0
    Vacuum Sewage Systems                                    17.9               17.7               16.2              20.2
--------------------------------------------------------------------------------------------------------------------------
Total net sales                                             241.9              245.2              226.7             237.3

EBITDA
    Bathroom Ceramics                                        25.7               24.2               23.7              22.5
    Bath and Shower Products                                 10.3                9.1                8.5              10.8
    Vacuum Sewage Systems                                     1.5                1.9                1.4               2.0
--------------------------------------------------------------------------------------------------------------------------
Total EBITDA                                                 37.5               35.2               33.6              35.3

Net sales by region:
    Central Europe (1)                                       43.6               39.0               43.1              35.5
    South-West Europe                                        41.0               39.7               33.7              30.9
    UK and Ireland                                           24.5               26.4               24.9              28.0
    Benelux                                                  21.7               20.4               17.7              20.4
    Southern Europe                                          21.3               24.5               18.8              20.3
    Central Eastern Europe(1)                                14.6               16.5               19.4              18.5
    North-East Europe                                        52.5               56.4               48.1              58.1
    Export                                                    4.8                4.6                4.8               5.4
    Evac                                                     17.9               17.7               16.2              20.2
--------------------------------------------------------------------------------------------------------------------------
    Total                                                   241.9              245.2              226.7             237.3





                                                                       SANITEC INTERNATIONAL S.A.
                                                         ----------------------------------------------------
                                                           (unaudited)        (unaudited)       (unaudited)
                                                           Period from        Period from       Period from
                                                          January 1 -           April 1 -          July 1 -
                                                             March 31,           June 30,     September 30,
(Amounts in millions of euro)                                    2004               2004              2004
-------------------------------------------------------------------------------------------------------------
Net Sales
    Bathroom Ceramics                                           165.4              156.2             145.1
    Bath and Shower Products                                     73.0               72.1              64.8
    Vacuum Sewage Systems                                        14.5                1.6                --
-------------------------------------------------------------------------------------------------------------
Total net sales                                                 252.9              229.9             209.9

EBITDA
    Bathroom Ceramics                                            31.1               23.3              22.9
    Bath and Shower Products                                     12.2                9.8               8.0
    Vacuum Sewage Systems                                         1.3              (0.3)                --
-------------------------------------------------------------------------------------------------------------
Total EBITDA                                                     44.6               32.8              30.9

Net sales by region:
    Central Europe (1)                                           43.6               37.9              40.8
    South-West Europe                                            43.1               40.5              33.3
    UK and Ireland                                               25.8               28.7              26.6
    Benelux                                                      25.0               19.0              16.1
    Southern Europe                                              21.1               21.2              19.5
    Central Eastern Europe(1)                                    18.0               19.1              17.5
    North-East Europe                                            57.1               57.3              51.5
    Export                                                        4.7                4.6               4.6
    Evac                                                         14.5                1.6                --
-------------------------------------------------------------------------------------------------------------
    Total                                                       252.9              229.9             209.9

(1) Czech Republic and Slovakia have been reclassified from Central Europe to Central Eastern Europe.




                                                                         Sanitec
26 November 2004
Page 13 of 26

OPERATING AND FINANCIAL REVIEW

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION, WHICH WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

THE FOLLOWING DISCUSSION AND ANALYSIS MAY CONTAIN MANAGEMENT'S EVALUATIONS AND STATEMENTS REFLECTING OUR VIEWS ON FUTURE PERFORMANCE AND MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, THE NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS WHICH MAY OR MAY NOT BE DISCUSSED BELOW COULD AFFECT OUR PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE CURRENT GEOPOLITICAL SITUATION, INCLUDING THE CONFLICT IN IRAQ AND FURTHER ACTIONS, WHICH HAVE ENSUED OR COULD ENSUE, MAY INFLUENCE THE GLOBAL ECONOMIC ENVIRONMENT SUBSTANTIALLY AND COULD HAVE A MATERIAL IMPACT ON OUR PROJECTED PERFORMANCE.

THE DISCUSSION BELOW IN THIS SUBSECTION INCLUDES A COMPARISON OF THE CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS OF SANITEC INTERNATIONAL S.A. FOR THE PERIOD FROM JANUARY 1, 2004 TO SEPTEMBER 30, 2004 AND FOR THE PERIOD FROM JANUARY 1, 2003 TO SEPTEMBER 30, 2003, BOTH IN ACCORDANCE WITH FINNISH GAAP.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, PLEASE REFER TO THE INCLUDED FINANCIAL STATEMENTS.


NET SALES


Consolidated


THIRD QUARTER 2004
Net sales for the third quarter were EUR 209.9 million (226.7 million), a decrease of 7.4% or EUR 16.8 million. Excluding EUR 16.2 million in sales from the third quarter of the previous year for the disposal of the Vacuum Sewage System business, on a comparable basis net sales decreased only slightly by EUR
0.6 million or 0.3%. Higher sales driven by increased sanitary ware volumes in the Nordic and Southern region, Italy, as well as increased bathtub sales in the UK were offset by a continuing market demand weakness for bath and shower products in Italy, a levelling off in demand in the Central Eastern region, Poland, and the further slow demand in the building and renovation sectors in Germany and the Netherlands.


YEAR TO DATE SEPTEMBER 2004
Key influences on our year to date September sales, in addition to the divestment of our Vacuum Sewage Systems business segment, were the sluggish market demand for shower systems, bathtubs, and whirlpools in Italy, an evening out in demand in Poland in the third quarter, as well as the continuing economic stagnation in the Central European region, Germany in particular. These influences have been partially offset by solid sanitary ware volumes in the Nordic, South Western, and UK and Ireland regions along with good bath and




                                                                         Sanitec
26 November 2004
Page 14 of 26
shower product sales in the UK. Net sales were EUR 692.7 million (713.8 million), a decrease of 3.0% or EUR 21.1 million. On a comparable basis, excluding a net EUR 35.7 million share our Vacuum Sewage Systems business, sales increased EUR 14.6 million or 2.2% against the first nine months of 2003.


Bathroom Ceramics


THIRD QUARTER 2004
Bathroom Ceramics net sales for the third quarter 2004 were EUR 145.1 million (145.9 million), a slight decrease of EUR 0.8 million or 0.5% over the third quarter of 2003. Notably increased sanitary ware volumes and good Average Selling Price (ASP) performance in most of the regions helped to ease the effects of reduced volumes in the Central European and Benelux Regions.


YEAR TO DATE SEPTEMBER 2004
Bathroom Ceramics net sales for the first nine months of 2004 were EUR 466.7 million (456.6 million), an increase of EUR 10.1 million or 2.2% over the first nine months of 2003. Excluding EUR 1.3 million of foreign currency exchange rate effects, this segment grew by EUR 11.4 million or 2.5% when compared to prior year. Increased sales volumes in the UK, the Central Eastern, Nordic, and Southern regions, and solid ASP performance in a majority of our selling regions, contribute to this increase. Two special events in our Benelux and Central Eastern regions in the first quarter also contribute to the improved sales performance.


Bath and Shower Products


THIRD QUARTER 2004
Bath and Shower Products net sales for the third quarter of 2004 were EUR 64.8 million (64.6 million), an increase of EUR 0.2 million or 0.3% compared to the third quarter of 2003. Good sales volumes in the UK, particularly in bathtubs, contribute to this performance and helped offset lower volumes in shower systems and whirlpools most notably in the Italian market.


YEAR TO DATE SEPTEMBER 2004
Bath and Shower Products net sales for the first nine months of 2004 were EUR
209.9 million (205.4 million), an increase of EUR 4.5 million or 2.2% compared to the first nine months of 2003. Excluding currency exchange rate effects of EUR 1.5 million, Bath and Shower Products net sales finished EUR 6.0 million or 2.9% higher than in the first nine months of 2003. The market driven flattening of demand for shower systems and whirlpools primarily in Italy was compensated for by good volumes in bathtubs in the UK, and additional categories in the Central Eastern European Region, and the Nordic countries.



                                                                         Sanitec
26 November 2004
Page 15 of 26

Vacuum Sewage Systems


YEAR TO DATE SEPTEMBER 2004
Net sales until April 14, 2004 , when the operations of our Vacuum Sewage Systems segment were sold to the French Zodiac Group, finished at EUR 16.1 million (51.8 million for the first nine months of 2003).


OPERATING EXPENSES


THIRD QUARTER 2004
Operating expenses, excluding depreciation and amortization, finished the quarter EUR 14.6 million or 7.5% lower than in the third quarter of 2003 at EUR
179.8 million (194.4 million). On a comparable basis, excluding the share of the Vacuum Sewage Systems business and one time charges for integration consulting and restructuring of EUR 4.3 million, our operating expenses were EUR 0.7 million or 0.4% lower than in the third quarter of 2003. Improvements made from savings programs and restructuring efforts implemented in 2003 and continuing in 2004 were partially offset by increased costs connected with the manufacture of products.

Cost of products sold - materials and consumables was EUR 70.1 million (74.7 million), which is 6.2% or EUR 4.6 million below prior year. Disposal of our Vacuum Sewage Systems business segment accounted for EUR 7.7 million of the reduction. Improvements made by the strategic purchasing initiative and the ceramics network restructuring started in 2002 and continuing in 2004 were offset by a product mix shift and higher energy costs in a majority of the manufacturing regions.

Personnel costs decreased against last year ending at EUR 57.6 million (65.9 million), which is EUR 8.3 million or 12.6% lower than the prior year. Disposal of our Vacuum Sewage Systems business segment accounted for EUR 3.9 million of the reduction. Bathroom ceramics production network restructuring, including the closure of production facilities, and continuing execution of Sales, General, and Administration function cost reduction plans are the primary contributors to the improvement.

Cost of outside services ended the quarter at EUR 19.3 million (19.8 million), which is EUR 0.5 million or 2.5% lower than in the third quarter of 2003. Disposal of our Vacuum Sewage Systems business segment accounted for a EUR 0.5 million reduction. Savings programs fully offset the slight increase attributable to new subcontracting activity where certain functions, such as parts of the logistics operations are outsourced.

Other operating expenses decreased by 3.5% or EUR 1.2 million to EUR 32.8 million (34.0 million) compared to prior year. Disposal of our Vacuum Sewage Systems business segment accounted for a EUR 2.8 million reduction against the prior year. On a comparable basis, excluding the share of Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 4.3 million, other operating expenses were slightly higher in the quarter by EUR 0.6 million or 2.2% against the third quarter of 2003. This increase is mostly associated with additional expenses related to the separation process of the Wellness and Ceramics, Acrylics, and Enclosures (CA&E) divisions, which was started in the third quarter.



                                                                         Sanitec
26 November 2004
Page 16 of 26

YEAR TO DATE SEPTEMBER 2004
Operating expenses, excluding depreciation and amortization, until September 2004 finished EUR 23.3 million or 3.8% lower than in the first nine months of 2003 at EUR 588.3 million (611.6 million). Disposal of our Vacuum Sewage Systems business segment reduced operating expenses by net EUR 31.2 million from the prior year. On a comparable basis, excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting related charges of EUR 13.3 million, operating expenses were EUR 3.4 million or 0.6% higher than in the first nine months of 2003. The increased cost of sales from the increased sales volumes and energy costs are a key component of the total variance.

Cost of products sold - materials and consumables finished the first nine months of 2004 at EUR 219.3 million (225.6 million), which is 2.8% or EUR 6.3 million below the first nine months in 2003. Disposal of our Vacuum Sewage Systems business segment reduced these costs by net EUR 16.9 million from the prior year. The increased volumes behind the higher sales and increased energy costs are at the core of the net increase without the Vacuum Sewage Systems business segment. The strategic purchasing savings initiative started in 2002 and continuing in 2004 continued its momentum but was negated by the higher energy costs and a product mix change.

Personnel costs showed notable improvement compared to the first nine months of 2003 finishing the first nine months of 2004 at EUR 198.6 million (216.3 million), which is EUR 17.7 million or 8.2% lower than in the prior year. Disposal of our Vacuum Sewage Systems business segment accounted for net EUR 8.4 million of the reduction. The remaining reduction results from factory closures resulting from the bathroom ceramic production network restructuring efforts and efficiency from the execution of Sales, General, and Administration functions cost reduction plans.

Costs of outside services were EUR 62.3 million (62.4 million), which is EUR 0.1 million or 0.2% lower than in the first nine months of 2003. Disposal of our Vacuum Sewage Systems business segment reduced these costs by net EUR 1.1 million from the prior year. The net increase results from an increase in subcontracting of certain activities, such as outsourcing of parts of the logistics operations. A portion of the increase is also related to the increase in variable costs associated with the higher sales.

Other operating expenses increased by 0.7% or EUR 0.8 million to EUR 108.1 million (107.3 million) compared to the first nine months of 2003. Disposal of our Vacuum Sewage Systems business segment reduced these expenses by net EUR 4.7 million from last year. On a comparable basis, excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 13.3 million, other operating expenses were slightly higher by EUR 1.0 million or 1.1% against the first nine months of 2003. This increase is driven primarily by an increase in variable costs connected with the higher sales as well as additional costs related to the separation process of the Wellness and Ceramics, Acrylics, and Enclosures (CA&E) divisions.


DEPRECIATION AND AMORTIZATION


THIRD QUARTER 2004
Depreciation and amortization for the third quarter of 2004 was EUR 19.8 million (21.4 million), which is EUR 1.6 million or 7.5% lower than the third quarter of 2003. Disposal of our Vacuum Sewage Systems business segment accounted for a net EUR 1.0 million reduction against the prior year. Closure of factories resulting from the ceramics production network restructuring is the main reason behind this reduction.




                                                                         Sanitec
26 November 2004
Page 17 of 26

YEAR TO DATE SEPTEMBER 2004
Depreciation and amortization for the first nine months of 2004 finished at EUR
61.6 million (65.4 million), which is EUR 3.8 million or 5.8% lower than in the prior year. Disposal of our Vacuum Sewage Systems business segment accounted for net EUR 1.7 million of the reduction. A one time write off of capitalized financial expenses of EUR 1.5 million related to the prepayment of the senior loan is increasing the amount in the second quarter. Closure of factories resulting from the ceramics production network restructuring and lower capital expenditure both contribute to the total reduction.


OPERATING PROFIT


THIRD QUARTER 2004
Operating profit for the third quarter of 2004 was EUR 11.1 million (12.2 million), which is a decrease of EUR 1.1 million or 9.0% over the third quarter of 2003. The operating profit margin decreased slightly to 5.3% of net sales compared to 5.4% in the third quarter of the previous year. Disposal of our Vacuum Sewage Systems business segment reduced operating profit by EUR 0.4 million against the prior year. Excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 4.3 million, on a comparable basis, operating profit increased to 7.3% of net sales compared to 7.2% in the previous year. Restructuring efforts in Bathroom Ceramics production and cost savings programs in the Sales, General, and Administration functions contribute to offsetting the higher cost of manufactured goods.



YEAR TO DATE SEPTEMBER 2004
Operating profit for the first nine months of 2004 was EUR 46.7 million (40.9 million), which is an increase of EUR 5.8 million or 14.2% over the first nine months of 2003. The operating profit margin increased to 6.7% of net sales compared to 5.7% in the first nine months of the previous year. Disposal of our Vacuum Sewage Systems business segment accounted for a EUR 2.0 million reduction in operating profit from the prior year. On a comparable basis, excluding our Vacuum Sewage Systems business segment, restructuring and integration consulting charges of EUR 13.3 million, and a one time EUR 1.5 million write off of capitalized financial expenses related to the prepayment on the senior loans in the second quarter, operating profit increased to EUR 61.5 million or 9.1% of net sales, which is EUR 13.8 million or 28.9% higher than in the first nine months of the prior year. Permanent efficiency improvements from restructuring efforts in bathroom ceramic production network and cost savings programs in the Sales, General, and Administration functions as well as higher sales drive this increase in profitability and compensate higher manufacturing costs.


EBITDA


THIRD QUARTER 2004
The EBITDA for the third quarter of 2004 was EUR 30.9 million (33.6 million) or EUR 2.7 million, i.e. 8.0%, lower than in the third quarter of the prior year. Disposal of our Vacuum Sewage Systems business segment accounted for EUR 1.4 million of the reduction. On a comparable basis, excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 4.3 million, EBITDA was EUR 0.3 million or 0.8% lower than at the same time last year and the EBITDA margin decreased slightly from 16.9% in the third quarter of 2003 to 16.8%.

BATHROOM CERAMICS. Bathroom Ceramics EBITDA for the third quarter of 2004 was EUR 22.9 million (23.7 million), a decrease of EUR 0.8 million or 3.4%. Various improvements in the Sales, General, and



                                                                         Sanitec
26 November 2004
Page 18 of 26

Administration expenses and production efficiency gains, in particular, were offset by restructuring related charges and non-recurring items during quarter and increased energy costs for manufacturing.


BATH AND SHOWER PRODUCTS. Bath and Shower Products EBITDA for the third quarter of 2004 was EUR 8.0 million (8.5 million), down EUR 0.5 million or 5.9% on prior year. The strategic purchasing initiatives enacted to reduce the cost of component material again slowed slightly due to volume decreases in certain markets and a shift in manufactured product mix. Additionally, reductions in Sales, General, and Administration expenses were not able to fully compensate for the increase in energy costs for manufacturing product.



YEAR TO DATE SEPTEMBER 2004
The EBITDA for the first nine months of 2004 was EUR 108.3 million (106.3 million), 1.9% or EUR 2.0 million higher than in the first nine months of the prior year. Disposal of our Vacuum Sewage Systems business segment accounted for a net EUR 5.8 million decrease in year to date EBITDA compared to prior year. On a comparable basis, excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 13.3 million, EBITDA was EUR 10.3 million or 9.3% higher than at the same time last year and the margin increased from 16.7% in the first nine months of 2003 to 17.8%. This improvement was driven by the strategic purchasing initiatives to lower the cost of material and components, the restructuring of the bathroom ceramic production network to lower production costs, and the programs executed to lower Sales, General, and Administration expenses as well as the increased sales.

BATHROOM CERAMICS. Bathroom Ceramics EBITDA for the first nine months of 2004 was EUR 77.3 million (73.6 million), an increase of EUR 3.7 million or 5.0%. Various improvements in the Sales, General, and Administration expenses and the gains made through the restructuring of the bathroom ceramics production network as well as the increased sales compensated for the restructuring related charges and non-recurring items and higher manufacturing costs in this segment in the first nine months of 2004.

BATH AND SHOWER PRODUCTS. Bath and Shower Products EBITDA for the first nine months of 2004 was EUR 30.0 million (27.9 million), up EUR 2.1 million or 7.5% from the first nine months of 2003. The strategic purchasing initiatives enacted to reduce the cost of component material and various Sales, General, and Administration function cost savings as well as the sales volume increase was enough to offset the restructuring charges, non-recurring items, and higher manufacturing costs due to energy prices in the first nine months of the year.


VACUUM SEWAGE SYSTEMS. Vacuum Sewage Systems EBITDA until April 14, 2004 was EUR
1.0 million (4.8 million for the first nine months of 2003). Effective April 14, 2004, the operations of our Vacuum Sewage Systems segment (Evac) were sold to the French Zodiac Group.



                                                                         Sanitec
26 November 2004
Page 19 of 26

OTHER INCOME AND EXPENSES, NET

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, writedowns of financial assets, and interest expenses and other financial expenses; in other words it represents our net financial position.



THIRD QUARTER 2004
Other income and expenses, net, expenses decreased by EUR 0.5 million or 2.1% to EUR 23.0 million (23.5 million) for the third quarter of 2004 compared to the third quarter of 2003. This variance comes primarily from the exchange rate variance of the interest payments on our non EURO denominated loans.


YEAR TO DATE SEPTEMBER 2004
Other income and expenses, net, expenses decreased by EUR 1.3 million or 1.9% to EUR 68.3 million (69.6 million) for the first nine months of 2004 compared to the first nine months of 2003. This decrease is primarily driven by lower interest expenses netted against the exchange rate variance of the interest payments on our non EURO denominated loans.


INCOME TAXES


THIRD QUARTER 2004
Income taxes during the third quarter of 2004 were EUR 5.4 million (6.3 million), which represents a EUR 0.9 million or 14.3% decrease against the same period in 2004. Cash payments of tax in the quarter were on par with the prior year at EUR 4.5 million (4.5 million).


YEAR TO DATE SEPTEMBER 2004
Income taxes during the first nine months of 2004 were EUR 22.4 million (18.7 million), which is EUR 3.7 million or 19.8% higher than in the first nine months of 2003. Cash payments of tax in the first nine months were EUR 14.9 million (13.9 million). The increase in taxes on a year to date basis is a result of the higher taxable profits in certain high tax countries.


CAPITAL EXPENDITURE


THIRD QUARTER 2004
Total capital expenditure in the third quarter of 2004 was EUR 5.6 million (10.4 million), which is EUR 4.8 million or 46.2% lower than in the same quarter in the prior year. The reduction reflects management's focusing of our capital spending, other than normal maintenance investments, on selected strategically vital targets only.



YEAR TO DATE SEPTEMBER 2004
Total capital expenditure in the first nine months of 2004 was EUR 16.2 million (22.8 million), which is EUR 6.6 million or 28.9% lower than in the first nine months of 2003. The variance is a reflection of our continued focus of our capital spending, other than normal maintenance investments, on selected strategically vital targets only and timing of investments in the latter part of the year.


                                                                         Sanitec
26 November 2004
Page 20 of 26

PERSONNEL


THIRD QUARTER 2004
At the end of the third quarter of 2004, Sanitec had 7,065 employees, which are 867 less than at the same time in 2003 and 812 less than at December 31, 2003. This represents also a reduction of 180 persons compared to the second quarter of 2004. The headcount reductions resulted from plant closings in the Benelux and Slovakia, the disposition of our Vacuum Sewage Systems business segment, and personnel reductions in the Sales, General and Administration areas. These reductions were partially offset by an addition of personnel in our plants in low cost regions.


DIRECTORS

In the general meeting of shareholders of Sanitec International S.A. in June 2004, and at the end of his term, Mr. Lino Berti resigned from the Board of Directors of Sanitec International S.A. and Mr. Ferdinando Cavalli was elected to succeed Mr. Berti as a Director. In the general meeting of shareholders of Sanitec Oy in May 2004, Mr. Peter Korfer-Schun resigned from the Supervisory Board of Sanitec Oy. The remaining Supervisory Board members were re-elected and Messrs. Thomas C. Weinmann and Michael Wunderlich were appointed to the Supervisory Board as new members.


SUBSEQUENT EVENTS

In an international public offering of ordinary shares and global depositary receipts of our associated company Lecico Egypt S.A.E. ("Lecico"), which was completed on 23 November 2004, our joint shareholding partnership company Ceramic Holdings Middle East C.V. ("CHME") sold 2,241,143 Lecico shares and global depositary receipts. The sales proceeds amounted to US dollars 34.7 million net of underwriting fees. This transaction reduced our direct and indirect (via CHME) shareholding in Lecico from 38.6% to 21.2% of the total issued share capital. This transaction is intended not to have any influence on our continuing cooperation and strategic relationship with Lecico.

In November 2004, the European Commission launched investigations which, according to our knowledge, relate to allegedly suspected cartel arrangements between some manufacturers and importers of taps, mixers, showerheads and other bathroom fittings in Austria, Belgium, Germany, Italy and the Netherlands. Our Dutch subsidiary Koninklijke Sphinx B.V. became subject to this inspection, relating to alleged cartel arrangements in the bathroom fittings market in the Netherlands.

Sphinx manufactures and sells ceramic sanitary ware in the Benelux area. It is not a manufacturer of taps, mixers or other bathroom fittings which, according to our understanding, are the subject matter of this investigation. Sphinx has rendered the representatives of the Commission its full assistance and co-operation, in accordance with Sanitec's groupwide policy of strict adherence to all applicable antitrust and competition laws.



                                                                         Sanitec
26 November 2004
Page 21 of 26

NET INDEBTEDNESS

                                                                              SANITEC INTERNATIONAL S.A.
                                                       ----------------------------------------------------------------------
                                                              At                At                 At                At
                                                       March 31,          June 30,      September 30,      December 31,
(Amounts in millions of euro)                               2003              2003               2003              2003
-----------------------------------------------------------------------------------------------------------------------------
Total debt (including shareholder loan and PIK           1,154.0           1,148.0            1,144.0           1,159.6
loan)
Cash and bank balances (-)                                  14.1              15.3               31.3              50.8
Shareholder loan (-)                                       334.3             334.3              334.3             358.5
PIK loan (-)                                                70.7              75.7               75.7              80.8
-----------------------------------------------------------------------------------------------------------------------------
Total net debt (1)                                         734.9             722.7              702.7             669.5
Interest bearing receivables, short-term (-)                 5.5               4.9                5.5               5.8
Interest bearing receivables, long-term (-)                  9.0               9.4                9.7              10.1
-----------------------------------------------------------------------------------------------------------------------------
Net indebtedness (excluding shareholder loan               720.4             708.4              687.5             653.6
and PIK loan)
-----------------------------------------------------------------------------------------------------------------------------
Shareholder loan (+)                                       334.3             334.3              334.3             358.5
PIK loan (+)                                                70.7              75.7               75.7              80.8
-----------------------------------------------------------------------------------------------------------------------------
Net indebtedness (including shareholder loan             1,125.4           1,118.4            1,097.5           1,092.9
and PIK loan)
=============================================================================================================================





                                                                    SANITEC INTERNATIONAL S.A.
                                                      ------------------------------------------------
                                                             At                At                 At
                                                      March 31,          June 30,      September 30,
(Amounts in millions of euro)                              2004              2004               2004
-----------------------------------------------------------------------------------------------------
Total debt (including shareholder loan and PIK          1,164.2           1,099.9            1,098.6
loan)
Cash and bank balances (-)                                 33.9              25.5               44.3
Shareholder loan (-)                                      358.5             358.5              358.5
PIK loan (-)                                               80.8              86.5               86.5
-----------------------------------------------------------------------------------------------------
Total net debt (1)                                        691.0             629.4              609.3
Interest bearing receivables, short-term (-)                5.9               9.3                9.3
Interest bearing receivables, long-term (-)                 6.5               6.6                6.5
-----------------------------------------------------------------------------------------------------
Net indebtedness (excluding shareholder loan              678.6             613.5              593.5
and PIK loan)
-----------------------------------------------------------------------------------------------------
Shareholder loan (+)                                      358.5             358.5              358.5
PIK loan (+)                                               80.8              86.5               86.5
-----------------------------------------------------------------------------------------------------
Net indebtedness (including shareholder loan            1,117.9           1,058.5            1,038.5
and PIK loan)
=====================================================================================================


(1) We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.



                                                                         Sanitec
26 November 2004
Page 22 of 26

DEVELOPMENT OF NET INDEBTEDNESS AND EXPLANATION ON NET CASH MOVEMENT FOR
OPERATING, INVESTING AND FINANCING ACTIVITIES JULY - SEPTEMBER 2004.

                                                                                           SANITEC
                                                                                     INTERNATIONAL
(Amounts in millions of euro)                                              CHANGE             S.A.
--------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) JUNE 2004                           1,058.5
CHANGE OF NET INDEBTEDNESS
    Increase/(Decrease) of interest bearing debt                           (1.3)
    (Increase)/Decrease of interest bearing loan receivable                  0.1
    (Increase)/Decrease in cash and cash equivalents                      (18.8)
Increase/(Decrease) of net indebtedness July - September 2004                              (20.0)
--------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) SEPTEMBER 2004                      1,038.5
--------------------------------------------------------------------------------------------------
USES/SOURCES
--------------------------------------------------------------------------------------------------
USES/SOURCES NON-CASH EFFECTIVE
    Exchange variance of liabilities                                                          1.0
USES/SOURCES CASH EFFECTIVE
    Cash flow from operating activities                                     24.4
    Cash flow from investing activities                                    (5.9)
    Other variances                                                          0.5
--------------------------------------------------------------------------------------------------
DECREASE OF NET INDEBTEDNESS JULY - SEPTEMBER 2004                                           20.0
==================================================================================================




LIQUIDITY AND CAPITAL RESOURCES

Under our senior credit facility, we are required to make the following repayments of principal through 2008:

          Year                           (Amounts in millions of euro)
          ------------------------------------------------------------
          2004 (October - December)                              18.4
          2005                                                   48.2
          2006                                                   58.2
          2007                                                   59.6
          2008                                                   53.1
          Thereafter                                            153.7
          ------------------------------------------------------------
          Total Senior Credit                                   391.2
          ============================================================




                                                                         Sanitec
26 November 2004
Page 23 of 26

As of September 30, 2004, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR 1,096.2 million, and our total short-term debt amounted to EUR 2.4 million.


(Amounts in millions of euro)                            SANITEC INTERNATIONAL S.A
                                                ----------------------------------------------
Long term debt including current portion        December 31, 2003          September 30, 2004
----------------------------------------------------------------------------------------------
    Senior A                                                241.4                       176.6
    Senior B                                                107.8                       107.3
    Senior C                                                107.8                       107.3
    High Yield Bond                                         260.0                       260.0
----------------------------------------------------------------------------------------------
                                                            717.0                       651.2

Short-term and overdrafts                                     3.3                         2.4

PIK On-Loan I                                                80.8                        86.5
Shareholder On-Loan I                                       358.5                       358.5
----------------------------------------------------------------------------------------------
Total                                                     1,159.6                     1,098.6
==============================================================================================


Our long-term debt as of September 30, 2004 matures as follows:

-----------------------------------------------------------------------
Year                                     (Amounts in millions of euro)
-----------------------------------------------------------------------
2004 (October - December)                                         18.4
2005                                                              48.2
2006                                                              58.2
2007                                                              59.6
2008                                                              53.1
Thereafter                                                       858.7
-----------------------------------------------------------------------
Total long-term debt                                           1,096.2
=======================================================================

We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR 50 million revolving credit facility under the senior credit facility, which is subject to restrictive covenants. In addition in September 30, 2004, certain of our operating subsidiaries had an aggregate of EUR 3.1 million of borrowing capacity under credit facilities of EUR 5.5 million.

The Total Debt Coverage Ratio to Adjusted EBITDA covenant levels, until September 30, 2009, are set forth in the following table.

                                              X ADJUSTED
                                                  EBITDA
---------------------------------------------------------
July 1, 2004 - September 30, 2004                   4.00
October 1, 2004 - September 30, 2005                3.50
October 1, 2005 - September 30, 2006                3.00
October 1, 2006 - September 30, 2007                2.75
October 1, 2007 - September 30, 2008                2.50
October 1, 2008 - September 30, 2009                2.00

Sanitec International is in compliance with the covenants and provisions contained in the indenture.



                                                                         Sanitec
26 November 2004
Page 24 of 26

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.

Interest Rate Risk Management

We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of the senior credit facility and certain other operating credit facilities. We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

The table below provides, as at September 30, 2004, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.


(Amounts in millions of euro except percentages)
-------------------------------------------------------------------------------------------------
                                                                            THERE-
SANITEC INTERNATIONAL S.A.   2004     2005       2006     2007     2008      AFTER      TOTAL
-------------------------------------------------------------------------------------------------
Liabilities:
Long-term debt:
Senior loan                  18.4     48.2       58.2     59.6     53.1      153.7      391.2
Weighted av. rate             5.0%     5.0%       5.0%     5.0%     4.9%       5.1%       5.1%
PIK loan                       --       --         --       --       --       86.5       86.5
Rate                           --       --         --       --       --       12.2%      12.2%
Weighted av. rate             5.0%     5.0%       5.0%     5.0%     4.9%       7.7%       6.4%

Interest rate swaps:
Variable to fixed            25.0    109.1      175.0       --       --         --      309.1
Average pay rate              3.9%     4.3%       3.9%      --       --         --        4.1%

Interest rate options:
Sold floors:                 50.0       --         --       --       --         --       50.0
Weighted av. strike:          2.8%      --         --       --       --         --        2.8%
Bought caps:                 50.0       --         --       --       --         --       50.0
Weighted av. strike:          4.5%      --         --       --       --         --        4.5%
-------------------------------------------------------------------------------------------------



                                                                         Sanitec
26 November 2004
Page 25 of 26

The table below presents the carrying amounts and estimated fair values of interest rate swaps and options. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

(Amounts in millions of euro)
-------------------------------------------------------------------------------------------------------------------

                                                      SANITEC INTERNATIONAL S.A.

                                    December 31, 2003                              September 30, 2004

                        Contract    Carrying       Fair        Avg.     Contract    Carrying       Fair      Avg.
                          Amount       Value      Value    Maturity       Amount       Value      Value   Maturity
                                                           (months)                                       (months)
---------------------------------------------------------------------   -------------------------------------------

IRS (Euribor)              330.0        (1.6)      (7.6)        28.0        280.0       (8.5)      (6.0)      21.4
IRS (GBP -Libor)            28.4           --      (0.4)        24.0         29.1         --       (0.1)      14.9

Interest rate
options                    100.0           --      (0.3)        11.8        100.0         --       (0.1)       2.7

Foreign exchange
forwards                   172.8           --        1.8         3.2        219.0       (0.1)       1.5        3.1
Foreign exchange
options                      9.9           --        0.1         0.9          5.9         --        0.1        2.0
-------------------------------------------------------------------------------------------------------------------


FOREIGN CURRENCY FORWARD CONTRACTS

The table below provides information, as at September 30, 2004, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.

(Amounts in millions of euro)
--------------------------------------------------------------------------------
Currency    Notional Amount      Fair Value Amount    Pro forma Change in Values
--------------------------------------------------------------------------------
DKK                    25.0                   25.0                          2.3
GBP                    31.2                   31.7                          2.9
NOK                    16.2                   16.2                          1.5
SEK                    71.5                   72.3                          6.5
USD                     1.8                    1.8                          0.2
Others                 73.3                   73.5                          6.5
--------------------------------------------------------------------------------
Total                 219.0                  220.5                         19.9
================================================================================



COMMODITY RISK MANAGEMENT

We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.




                                                                         Sanitec
26 November 2004
Page 26 of 26